UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: _____August 8, 2007_____
(Date of earliest event reported)

Commission File Number	Registrant; State of Incorporation Address; and Telephone Number	IRS Employer Identification No.
1-11337	INTEGRYS ENERGY GROUP, INC. (A Wisconsin Corporation) 130 East Randolph Drive Chicago, Illinois 60601-6207 (312) 228-5400	39-1775292

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

On August 8, 2007, Integrys Energy Group will issue a news release reporting its financial results for the quarter ended June 30, 2007. A copy of the news release is filed with this Form 8-K as Exhibit 99.1 and is incorporated herein by reference.

Integrys Energy Group will hold an earnings conference call on August 8, 2007 to discuss the 2007 financial performance of Integrys Energy Group and its subsidiaries. For information on how to participate in the conference call, see the news release attached as Exhibit 99.1.

Item 9.01   Financial Statements and Exhibits.

     (a)   Not applicable.

     (b)   Not applicable.

     (c)   <u>Exhibits</u>. The following exhibit is being filed herewith:

          99.1   News Release dated August 8, 2007 reporting Integrys Energy Group, Inc. financial results for the quarter ended June 30, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTEGRYS ENERGY GROUP, INC.

By: /s/ Joseph P. O'Leary
    Joseph P. O'Leary
    Senior Vice President
    and Chief Financial Officer

Date: August 8, 2007

INTEGRYS ENERGY GROUP, INC.

Exhibit Index to Form 8-K
Dated August 8, 2007

Exhibit
Number

99.1   News Release dated August 8, 2007 reporting Integrys Energy Group financial results for the
            quarter ended June 30, 2007



NEWS RELEASE

integrys™

Integrys Energy Group, Inc.
130 East Randolph Drive
Chicago, IL 60601
www.integrysgroup.com

Contacts: Steven P. Eschbach, CFA
Vice President – Investor Relations
Integrys Energy Group, Inc.
(312) 228-5408

INTEGRYS ENERGY GROUP REPORTS 2007 SECOND QUARTER FINANCIAL RESULTS

Chicago, IL – August 8, 2007 – Integrys Energy Group, Inc. (NYSE: TEG), an operator of regulated natural gas and electric utilities and nonregulated energy related business units, today announced the following results for the quarter and six months ended June 30, 2007.

OVERVIEW

- Integrys Energy Group incurred a net loss of $16.4 million, or $0.22 per diluted share, in the second quarter of 2007 compared with income available for common shareholders of $34.9 million, or $0.83 per diluted share, for the same quarter in 2006. Year-to-date, Integrys Energy Group generated $123.0 million in income available for common shareholders in 2007, or $1.83 per diluted share, compared with $95.0 million, or $2.30 per diluted share, in 2006.

- Integrys Energy Group incurred a net loss of $0.27 per diluted share from continuing operations – adjusted in the second quarter of 2007 compared with earnings of $0.63 per diluted share from continuing operations – adjusted in the comparable quarter in 2006. When calculating earnings per diluted share from continuing operations – adjusted, no adjustments were made for non-cash mark-to-market gains or losses related to energy contracts. Reported and adjusted results include $0.39 per diluted share (after tax) of non-cash mark-to-market losses on derivative instruments primarily used to protect the economic value of electric and natural gas supply contracts in the nonregulated energy services subsidiary during the second quarter of 2007 and $0.22 per diluted share after tax loss in the comparable quarter in 2006. See the attached "Diluted Earnings Per Share Information – Non-GAAP Financial Information" for a reconciliation of diluted earnings per share from continuing operations to diluted earnings per share from continuing operations – adjusted. The management of Integrys Energy Group believes that diluted earnings per share from continuing operations – adjusted is a useful measure for providing investors with additional insight into the company's operating performance because it eliminates the effects of certain items that are not comparable from one period to the next.

- Integrys Energy Group recorded a $15.2 million, or $0.20 per diluted share, after tax net loss from synthetic fuel activities in the second quarter of 2007, compared with $8.5 million, or $0.20 per diluted share, of after tax net income in the second quarter of 2006. Generally accepted accounting principles (GAAP) require our year-to-date interim effective tax rate to reflect our projected annual effective tax rate. As a result, we estimate the effective tax rate for the year and, based upon year-to-date pre-tax earnings, we record tax expense for the period to reflect the projected annual effective tax rate. Accordingly during the quarter ended June 30, 2007, we recorded a partial reversal of Section 29/45K federal tax credits recognized during the previous quarter in 2007 of about $12.6 million. Section 29/45K federal tax credits recognized during the quarter ended June 30, 2006, were $3.1 million. Pre-tax gains on derivative instruments used to protect the value of the Section 29/45K federal tax credits were $0.2 million for the quarter ended June 30, 2007, compared with $14.3 million for the quarter ended June 30, 2006.

- Integrys Energy Group also recorded a 22%, or $2.2 million pre-tax ($1.3 million after-tax), quarter-over-quarter increase in equity earnings from the company's 32.4% ownership interest in American Transmission Company (ATC), recording $12.0 million of pre-tax ($7.2 million after tax) equity earnings during the second quarter of 2007 compared with $9.8 million pre-tax ($5.9 million after tax) equity earnings for the same period in 2006.

- Second quarter 2007 financial results also included:

  - $3.2 million in after-tax expenses, or $0.04 per diluted share, related to the impact of certain purchase accounting adjustments associated with the Peoples Energy merger.

  - $1.4 million in after-tax expenses, or $0.02 per diluted share, related to external transition costs to achieve merger synergy savings associated with the Peoples Energy merger.

"During the second quarter of 2007, we continued to make progress on our key goals, which include integrating the Peoples Energy organization, managing our regulatory initiatives in Illinois, continuing to manage our major construction projects on schedule and on budget, and divesting of our oil and natural gas production business," stated Larry Weyers, Integrys Energy Group's President and Chief Executive Officer. "We were disappointed that our reported results were impacted by higher purchased power costs and increased maintenance expenses at our electric utility, and non-cash mark-to-market losses related to timing of income recognition at our nonregulated operations. As we progress through this transition year, we remain focused on our goals and optimistic about our opportunities. We continue to deliver on our strategy of providing a high level of service to our customers, maintaining a strong balance sheet, and engaging a talented employee base. By concentrating on these strategies, we believe that we will continue to enhance our operations and deliver long-term value to our shareholders."

SECOND QUARTER SEGMENT OVERVIEW

Segments

Integrys Energy Group's Electric Utility segment includes the regulated electric utility operations of two wholly owned utility subsidiaries, Wisconsin Public Service Corporation and Upper Peninsula Power Company.

The Natural Gas Utility segment consists of the regulated natural gas utility operations of The Peoples Gas Light and Coke Company (Peoples Gas), Wisconsin Public Service Corporation, Minnesota Energy Resources Corporation, Michigan Gas Utilities Corporation, and North Shore Gas Company.

Integrys Energy Services is a diversified nonregulated energy supply and services company serving commercial, industrial, and wholesale customers and aggregated groups of residential customers. Its principal market is the northeast quadrant of the United States and adjacent portions of Canada, Texas, the Midwest and western United States. Its principal operations are in Colorado, Illinois, Maine, Michigan, New York, Ohio, Texas, Virginia, and Wisconsin in the United States and Alberta, Ontario, and Quebec in Canada. Integrys Energy Services also owns and operates nonregulated electric generation facilities.

Integrys Energy Group's Oil and Gas segment includes the nonregulated Peoples Energy Production Company. See "Discontinued Operations" below.

The Holding Company and Other segment includes the operations of Integrys Energy Group's holding company and the non-utility activities of Peoples Gas, Wisconsin Public Service, Upper Peninsula Power, Minnesota Energy Resources, Michigan Gas Utilities, and North Shore Gas. Equity earnings from the company's investments in the American Transmission Company (ATC) and Wisconsin River Power Company are also included in the Holding Company and Other Segment.

Discontinued Operations

In connection with the February 21, 2007, merger with Peoples Energy, Integrys Energy Group announced its intent to divest Peoples Energy Production, its oil and natural gas production business. The divestiture will allow Integrys Energy Group to focus on its core businesses, reduce external financing requirements, and reduce Integrys Energy Group's risk profile. It is anticipated that the divestiture will be completed by the end of 2007. During the quarter ended June 30, 2007, the oil and gas segment recorded after-tax earnings of $24.0 million as a component of discontinued operations. As required by GAAP, because of the held for sale status of this business, Peoples Energy Production's earnings reflect no depreciation, depletion, or amortization expense.

Integrys Energy Services sold WPS Niagara Generation, LLC and Sunbury Generation, LLC within the last 12 months. During the second quarter of 2006, these entities recorded after-tax losses of $6.2 million, which is reflected in discontinued operations.

SECOND QUARTER FINANCIAL RESULTS

The following table depicts income available for common shareholders and revenue for the three and six months ended June 30.

Income Available for Common Shareholders and Revenue
For the Quarters Ended June 30, 2007 and June 30, 2006

	Income (Loss)		Revenue	
Segment	2007 (in millions)	2006 (in millions)	2007 (in millions)	2006 (in millions)
Electric Utility	$15.0	$23.4	$ 305.2	$ 262.4
Natural Gas Utility	(4.0)	(7.5)	417.8	95.6
Integrys Energy Services	(44.0)	13.4	1,648.4	1,130.4
Oil and Gas	22.8	-	-	-
Holding Company and Other	(6.2)	5.6	3.1	0.3
Intersegment Eliminations	-	-	(12.8)	(13.4)
Total Integrys Energy Group	($16.4)	$34.9	$2,361.7	$1,475.3

Income Available for Common Shareholders and Revenue
For the Six Months Ended June 30, 2007 and June 30, 2006

	Income (Loss)		Revenue	
Segment	2007 (in millions)	2006 (in millions)	2007 (in millions)	2006 (in millions)
Electric Utility	$ 31.5	$38.9	$ 604.4	$ 518.8
Natural Gas Utility	31.2	(0.8)	1,099.6	288.6
Integrys Energy Services	35.7	50.5	3,423.8	2,688.2
Oil and Gas	30.8	-	-	-
Holding Company and Other	(6.2)	6.4	6.0	0.6
Intersegment Eliminations	-	-	(25.5)	(25.2)
Total Integrys Energy Group	$123.0	$95.0	$5,108.3	$3,471.0

Electric Utility Segment Earnings

Electric utility pre-tax margins rose 0.8% to $144.8 million during the second quarter of 2007, compared with $143.6 million for the comparable quarter in 2006. The increase in the electric utility margin was driven by increased volumes and a higher quarter-over-quarter margin at Upper Peninsula Power Company, primarily related to its retail electric rate increase effective June 28, 2006. At the same time, Wisconsin Public Service's electric utility margin decreased $0.6 million (0.5%). The decrease in Wisconsin Public Service's margin was driven by fuel and purchased power costs that were higher than what was recovered in rates during the quarter ended June 30, 2007, compared with fuel and purchased power costs that were less than what was recovered in rates during the same quarter in 2006. For the quarter ended June 30, 2007, fuel prices and purchased power costs were above what was projected in the 2007 rate case primarily due to higher commodity costs and unplanned plant outages. Three unplanned outages took place at the Weston 3 generation station, which accounted for about $5 million of the pre-tax increase in purchased power costs. On a per-unit basis, fuel and purchased power costs were approximately 25% higher during the three months ended June 30, 2007 compared with the same period in 2006. Wisconsin Public Service's margin was positively impacted by its retail electric rate increase effective January 12, 2007. During the 2007 second quarter, sales volume rose 3.8% compared with the same period in 2006, primarily due to favorable weather conditions resulting from a 65.9% quarter-over-quarter increase in cooling degree days and a 9.1% quarter-over-quarter increase in heating degree days, which positively impacted margins by approximately $4 million.

Maintenance expenses rose $5.9 million at the electric utility operations in the 2007 second quarter due to major overhauls and unplanned outages. During the second quarter of 2007, the Weston 2 generation facility and the De Pere Energy Center completed their scheduled major overhauls, which generally take place every five years. Even though maintenance expenses were up, the majority of the costs was anticipated in our 2007 rate case filing and will be recovered in Wisconsin Public Service's electric rates. Since recovery of these costs occurs throughout 2007, the impact on pre-tax income relating to the increase in maintenance costs in the second quarter should reverse by year-end as related revenues are recognized. The repairs at Weston 3 were completed during the second quarter.

Higher transmission rates to support infrastructure improvements in the Midwest Independent System Operator (MISO) that we expect will afford our customers access to less expensive energy in the future, increased electric transmission expenses by $4.9 million compared with last year's second quarter.

Interest expense rose in the 2007 second quarter, primarily due to the recent issuance of $125 million in long-term debt to support Wisconsin Public Service's construction program.

Earnings at the electric utility declined $8.4 million to $15.0 million for the quarter ended June 30, 2007, from $23.4 million for the comparable quarter in 2006. The decrease in electric utility earnings was driven by a $9.6 million decrease in Wisconsin Public Service's electric utility earnings, from $23.7 million for the quarter ended June 30, 2006, to $14.1 million for the quarter ended June 30, 2007. Upper Peninsula Power experienced a slight increase in electric utility earnings primarily due to its approved retail electric rate increase. As discussed above, Wisconsin Public Service's earnings were negatively impacted by fuel and purchased power costs that were higher than what was recovered in rates during the quarter ended June 30, 2007, as well as increased maintenance costs. Fuel and purchased power costs are forecasted to be lower than what will be recovered in rates during the second half of the year, which should have a positive impact on electric utility earnings during that period. Also, the increase in maintenance costs for the planned outages was recorded as costs were incurred, while rate recovery for these costs occurs over the entire year (mainly during the third quarter cooling season). Therefore, the majority of rate recovery related to the increase in maintenance costs for the planned outages is expected to occur during the second half of the year, positively impacting earnings during that period.

Natural Gas Utility Segment Earnings

Natural gas utility pre-tax margins increased $111.0 million to $144.6 million during the second quarter of 2007, compared with $33.6 million for the same quarter in 2006. Approximately $99 million was contributed by Peoples Gas and North Shore Gas and about $8 million was added by the natural gas distribution operations in Minnesota. The margin at the natural gas distribution operations in Michigan was basically flat with last year's second quarter margin. Wisconsin Public Service's margin was up approximately $4 million due to higher volumes as well as the impact of approved retail natural gas rate increases (effective January 12, 2007). The higher volumes were due, in part, to favorable weather conditions, which added approximately $1 million to Wisconsin Public Service's natural gas margin. Please see the attached "Supplemental Quarterly Financial Highlights" for detailed information on volume increases.

During the seasonally weak second quarter, the increased margins were offset by operating costs associated with the recently acquired operations and increased interest expense resulting from the added debt levels due to the acquisitions of Peoples Gas and North Shore Gas and the natural gas distribution operations in Minnesota. Financial results at the natural gas segment benefited from a change in the segment's annual effective tax rate. The results from the natural gas distribution operations in Wisconsin improved approximately $2 million during the second quarter of 2007. Wisconsin Public Service recognized a loss of $0.2 million in the second quarter of 2007, compared with a loss of $2.2 million in the comparable quarter last year. The combined quarter-over-quarter loss from Michigan Gas Utilities and Minnesota Energy Resources did not change significantly. Peoples Gas and North Shore Gas incurred a combined loss of approximately $3.1 million, or $0.04 per diluted share, during the second quarter of 2007.

Overall, natural gas utility operations improved $3.5 million in the second quarter of 2007 compared with the second quarter of 2006. The natural gas utility operations incurred a net loss of $4.0 million during the seasonally weak second quarter of 2007, compared with a net loss of $7.5 million for the comparable quarter in 2006.

Integrys Energy Services Segment Earnings

During the second quarter, Integrys Energy Services focused on making significant progress on integrating the Peoples Energy nonregulated operations and positioning itself for future growth. The integration for these operations is anticipated to be substantially completed by the end of the third quarter of this year.

The second quarter 2007 reported results of Integrys Energy Services were significantly impacted by mark-to-market gains and losses. The chart below is a summary of mark-to-market activity for 2007 and 2006.

	Quarter-to-Date		
	2007	2006	Change
Pre-tax mark-to-market gains and losses			
Natural gas			
Retail	$ 4.5	$ 8.6	$ (4.1)
Wholesale	(3.9)	(13.9)	10.0
Total natural gas	**0.6**	**(5.3)**	**5.9**
Electric and Other			
Retail	(29.8)	(4.9)	(24.9)
Wholesale	(20.4)	(5.0)	(15.4)
Oil option activity	0.2	14.3	(14.1)
Total electric and other	**(50.0)**	**4.4**	**(54.4)**
Total pre-tax mark-to-market gains and losses	**$(49.4)**	**$ (0.9)**	**$(48.5)**

Total electric and other pre-tax margins decreased by $60.2 million for the quarter ended June 30, 2007, compared with the same period in 2006.

The pre-tax margin for wholesale electric operations declined by $22.1 million in the 2007 second quarter and was primarily driven by a decrease in net realized and unrealized gains related to trading activities used to optimize the value of the nonregulated merchant generation fleet and customer supply portfolios. Proprietary trading margin activity was less in 2007, primarily due to decreased electric price volatility, an emphasis on wholesale electric power structured transactions, and personnel changes that occurred in the third quarter of 2006. As a result, we have restructured our trading operation into two regional offices—one with an eastern trading focus on the Mid-Atlantic and Northeast regions and one with a western trading focus on the Midwest and West regions. Offsetting these items were realized gains from origination contracts involving the sale of energy through structured transactions to wholesale customers in the Midwest and Northeastern United States, resulting in a $3.5 million increase in pre-tax wholesale margins, as Integrys Energy Services continues to expand its wholesale origination capabilities. Origination activities are defined as transactions tied directly to customers (e.g., structuring a product to meet the specific needs of a provider to end-use customers or a purchase from a generator of energy that supplies our portfolio of needs) versus trading activities that are not tied directly to customers (e.g., energy is traded to take advantage of opportunities with our supply and generation portfolios, which is referred to as proprietary trading).

Retail electric mark-to-market activity was responsible for a $24.9 million decrease in pre-tax margin as a result of a change from $4.9 million in mark-to-market losses recognized on retail electric customer supply contracts in the second quarter of 2006 to $29.8 million of mark-to-market losses recognized on such contracts in the second quarter of 2007. The application of derivative accounting rules to customer supply contacts requires that derivative instruments be marked to market without a corresponding mark-to-market offset related to the customer sales contracts, which are not considered derivative instruments, resulting in this type of earnings volatility. These mark-to-market gains and losses vary each period and will ultimately reverse as the related customer sales and supply contracts settle.

Mark-to-market and realized gains on derivative instruments used to protect the value of a portion of Integrys Energy Services' Section 29/45K federal tax credits in 2006 and 2007 resulted in a $14.1 million decrease to electric and other pre-tax margins and was related to mark-to-market gains on oil options of $0.2 million in the second quarter of 2007 compared with mark-to-market and realized gains on oil hedges of $14.3 million in the same period in 2006. These derivative instruments have not been designated as hedging instruments and, as a result, changes in the fair value are recorded currently in earnings.

Integrys Energy Services' natural gas pre-tax margin increased $4.4 million for the quarter ended June 30, 2007, compared with the same period in 2006.

The natural gas storage cycle had a $1.8 million positive quarter-over-quarter impact on the natural gas margin. The natural gas storage cycle had a $2.1 million positive impact on natural gas margin for the quarter ended June 30, 2007 compared with a $0.3 million positive impact on margin for the same period in 2006. At June 30, 2007, there was a $2.5 million difference between the market value of natural gas in storage and the market value of future sales contracts (net unrealized loss) related to the 2007/2008 natural gas storage cycle. This $2.5 million difference between the market value of natural gas in storage and the market value of future sales contracts related to the 2007/2008 natural gas storage cycle is expected to vary with market conditions, and will reverse entirely and have a positive impact on earnings when all of the natural gas is withdrawn from storage.

Other natural gas mark-to-market activity resulted in a $4.1 million increase in natural gas pre-tax margin, with a significant portion relating to changes in the fair market value of basis swaps used to mitigate market price risk associated with natural gas transportation contracts and certain natural gas sales contracts, as well as swaps used to mitigate market price risk related to certain natural gas storage contracts. Earnings volatility results from the application of derivative accounting rules to the basis and other swaps (requiring that these derivative instruments be marked-to-market) without a corresponding mark-to-market offset related to the physical natural gas transportation contracts, the natural gas sales contracts, or the natural gas storage contracts (as these contracts are not considered derivative instruments). Therefore, no gain or loss is recognized on the transportation contracts, customer sales contracts, or natural gas storage contracts until physical settlement of these contracts occurs.

Financial results at Integrys Energy Services decreased $57.4 milion, from earnings of $13.4 million for the quarter ended June 30, 2006, to a loss of $44.0 million for the same quarter in 2007. These results were driven by a $55.8 million ($33.5 million after-tax) decrease in margin (discussed above), largely the result of mark-to-market activity due to a decrease in market-to-market gains on derivative instruments primarily used to protect the economic value of retail electric and natural gas supply contracts and Section 29/45K tax credits. These retail electric and natural gas supply contracts protect the economic value of customer sales contracts. The ultimate margin related to these supply and customer sales contracts will be recognized when the energy is delivered. Until that time, the fluctuation in the value of the derivative supply contracts will be reflected in future periods. In addition, operating and maintenance expenses increased $27.7 million ($16.6 million after-taxes), driven by operating and maintenance expenses incurred at Peoples Energy's nonregulated companies, business expansion activities, and a $9.0 million pre-tax gain on the sale of Integrys Energy Services' Kimball storage field recognized in the second quarter of 2006. Tax credits related to Integrys Energy Services' ownership interest in a synthetic fuel production facility also contributed a

$15.7 million decrease in earnings. Partially offsetting these items, miscellaneous income had a $9.1 million ($5.5 million after-tax) favorable quarter-over-quarter impact on earnings. Integrys Energy Services also recognized a $6.2 million after-tax loss from discontinued operations in the second quarter of 2006.

Integrys Energy Services continues to build its operations and customer base as denoted by the increases in its forward book. Forward contracted electric sales volumes at Integrys Energy Services rose to 82.4 million megawatt-hours at the end of the second quarter of 2007, compared with 36.0 million megawatt-hours at the end of the second quarter of 2006. Forward contracted natural gas sales volumes rose to 555.3 billion cubic feet on June 30, 2007, compared with 430.2 billion cubic feet on June 30, 2006. The increase in volume was driven largely from growth in customer-based retail and wholesale origination activities, including the company's expansion into new markets in Texas, Illinois, western United States, and ramp-up of activity in the Midwest and Northeast. The merger with Peoples Energy Corporation contributed approximately 8% of the natural gas forward contracted volume and 8% of the electric forward contracted volume. Approximately 65% of both the natural gas and electric forward volumes at June 30, 2007, are contracted to be delivered within one year.

See the attached "Integrys Energy Services Supplemental Gross Margin Detail" schedule for more information. Detailed explanations related to the change in Integrys Energy Services' margin and more information on Section 29/45K tax credits will be available in Integrys Energy Group's Form 10-Q that we expect to file with the Securities and Exchange Commission today.

Holding Company and Other Segment Earnings

The Holding Company and Other segment produced a net loss of $6.2 million during the second quarter of 2007, compared with earnings of $5.6 million in the comparable quarter in 2006. This decrease is primarily due to a $13.4 million ($8.0 million after-tax) increase in interest expense associated with higher debt levels assumed in the merger with Peoples Energy, an increase in short-term and long-term borrowings required to fund the acquisition of the natural gas distribution operations in Minnesota, and increased working capital requirements at the nonregulated operations. Operating expenses were also negatively impacted in the second quarter of 2007 by severance accruals and relocation payments associated with the Peoples Energy merger, which was effective on February 21, 2007. Last year's second quarter results included a $6.2 million ($3.7 million after-tax) gain on the sale of Integrys Energy Group's interest in the Guardian Pipeline, LLC.

Integrys Energy Group also recorded a 22%, or $2.2 million pre-tax ($1.3 million after tax), quarter-over-quarter increase in equity earnings from the company's 32.4% ownership interest in ATC, recording $12.0 million of pre-tax ($7.2 million after tax) equity earnings during the second quarter of 2007 compared with $9.8 million pre-tax ($5.9 million after tax) equity earnings for the same period in 2006.

Average Shares of Common Stock

Diluted earnings (loss) per share was impacted by the items discussed above as well as an 80% increase (or 33.8 million shares) in the weighted average number of outstanding shares of

Integrys Energy Group's common stock for the quarter ended June 30, 2007, compared with the same quarter in 2006. Integrys Energy Group issued 31.9 million shares on February 21, 2007, in conjunction with the merger with Peoples Energy and also issued 2.7 million shares of common stock in May 2006 when it elected to settle its forward equity agreement with an affiliate of J.P. Morgan Securities, Inc. Additional shares were also issued under the Integrys Energy Group, Inc. Stock Investment Plan and certain stock-based employee benefit plans.

EARNINGS FORECAST

Integrys Energy Group continues to manage its portfolio of businesses to achieve long-term growth in its utility and nonregulated operations, while maintaining an emphasis on regulated growth. The company's emphasis on regulated growth has been demonstrated by the merger with Peoples Energy Corporation, ongoing expansion of its generation fleet, as well as the acquisition of retail natural gas distribution operations in Michigan and Minnesota during 2006. In all of the company's business units, financial tools commonly used in the industry are used to help mitigate risk for the benefit of both shareholders and customers. Also, the company's asset management strategy continues to deliver shareholder return from certain asset transactions. The company's long-term diluted earnings per share growth rate target remains at 6% to 8% on an average annualized basis, with fluctuations in any given year that may be above or below that target range.

The company anticipates generating earnings per diluted share in 2007 in the range of $3.53 and $3.98 diluted earnings per share, which includes discontinued operations. This guidance assumes normal weather conditions for the remainder of 2007, the availability of generation units, the merger impacts relating to transition costs and purchase accounting adjustments, and the completion of asset management sales. It also includes between $0.83 and $1.18 per diluted share from Peoples Energy Production Company, which will be reflected in discontinued operations and is dependent on the timing of the divestiture which is expected to be completed by the end of 2007. Additionally, the diluted earnings per share guidance does not include the impact of mark-to-market activity, except for certain mark-to-market activity related to business originating prior to 2007, which will be completed in 2007.

The projected guidance range for 2007 diluted earnings per share from continuing operations – adjusted is anticipated to be between $2.60 and $2.70. Diluted earnings per share from continuing operations – adjusted guidance provides investors with additional insight into our operating performance **and** the effects of certain items that are not comparable from one period to the next. Please see the attached "Diluted Earnings per Share Information – Non-GAAP Financial Information" (page 2) for a reconciliation of diluted earnings per share from continuing operations to diluted earnings per share from continuing operations – adjusted.

The company's 2008 guidance is between $3.67 and $3.89 diluted earnings per share, assuming normal weather conditions, the availability of generation units, the impacts of merger transition costs, the impacts of purchase accounting adjustments related to the merger, full rate relief for Peoples Gas and North Shore Gas as requested in our rebuttal testimony submitted in July 2007, and the completion of asset management sales. The diluted earnings per share guidance assumes that Peoples Energy Production Company is divested by the end of 2007. Additionally, the diluted earnings per share guidance does not include the impact of mark-to-market activity, except for certain mark-to-market activity related to business originating prior to 2008, which will be completed in 2008.

The projected guidance range for 2008 diluted earnings per share from continuing operations – adjusted is anticipated to be between $3.91 and $4.13. Diluted earnings per share from continuing operations – adjusted guidance provides investors with additional insight into our operating performance **and** the effects of certain items that are not comparable from one period to the next. Please see the attached "Diluted Earnings per Share Information – Non-GAAP Financial Information" (page 2) for a reconciliation of diluted earnings per share from continuing operations to diluted earnings per share from continuing operations – adjusted.

CONFERENCE CALL

An earnings conference call is scheduled for 3:00 p.m. CDT on Wednesday, August 8, 2007. Executive management of Integrys Energy Group will discuss 2007 second quarter financial results and prospects going forward for the remainder of 2007 and beyond. To access the call, which is open to the public, call 888-690-9634 (toll free) 15 minutes prior to the scheduled start time. Callers will be required to supply EARNINGS as the passcode and MR. STEVEN ESCHBACH as the leader. Callers will be placed on hold with music until the call begins. A replay of the conference call will be available through November 1, 2007, by dialing 888-325-4186 (toll free).

Investors may also listen to the conference live on Integrys Energy Group's corporate Web site at http://www.integrysgroup.com/investor/presentations.aspx. An archive of the Webcast will be available on the company's Web site at http://www.integrysgroup.com/investor/presentations.aspx.

In conjunction with this conference call, Integrys Energy Group will post on its Web site PowerPoint slides that will be referred to within the prepared remarks during the call. The slides will be available at 2:50 p.m. CDT on August 8.

FORWARD-LOOKING STATEMENTS

Financial results in this news release are unaudited. This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "project," and other similar words. Although the company believes it has been prudent in its plans and assumptions, there can be no assurance that indicated results will be realized. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could differ materially from those anticipated.

Forward-looking statements speak only as of the date on which they are made, and the company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise. The company recommends that you consult any further disclosures it makes on related subjects in its 10-Q, 8-K, and 10-K reports to the Securities and Exchange Commission.

The following is a cautionary list of risks and uncertainties that may affect the assumptions, which form the basis of forward-looking statements relevant to the company's business. These factors, and other factors not listed here, could cause actual results to differ materially from those contained in forward-looking statements.

- Unexpected costs and/or unexpected liabilities related to the Peoples Energy merger, or the effects of purchase accounting that may be different from our expectations;

- The successful combination of the operations of Integrys Energy Group and Peoples Energy;

- Integrys Energy Group may be unable to achieve the forecasted synergies in connection with the Peoples Energy Corporation merger or it may take longer or cost more than expected to achieve these synergies;

- The credit ratings of Integrys Energy Group or its subsidiaries could change in the future;

- Resolution of pending and future rate cases and negotiations (including the recovery of deferred costs) and other regulatory decisions impacting Integrys Energy Group's regulated businesses;

- The impact of recent and future federal and state regulatory changes, including legislative and regulatory initiatives regarding deregulation and restructuring of the electric and natural gas utility industries, changes in environmental, tax and other laws and regulations to which Integrys Energy Group and its subsidiaries are subject, as well as changes in application of existing laws and regulations;

- Current and future litigation, regulatory investigations, proceedings or inquiries, including but not limited to, manufactured gas plant site cleanup, pending United States Environmental Protection Agency investigations of Wisconsin Public Service Corporation's generation facilities, and the appeal of the decision in the contested case proceeding regarding the Weston 4 air permit;

- Resolution of audits or other tax disputes with the Internal Revenue Service and various state, local, and Canadian revenue agencies;

- The effects, extent and timing of additional competition or regulation in the markets in which our subsidiaries operate;

- The impact of fluctuations in commodity prices, interest rates and customer demand;

- Available sources and costs of fuels and purchased power;

- Investment performance of employee benefit plan assets;

- Advances in technology;

- Effects of and changes in political, legal and economic conditions and developments in the United States and Canada;

- Potential business strategies, including mergers and acquisitions or dispositions of assets or businesses, which cannot be assured to be completed (such as construction of the Weston 4 power plant, additional investment in American Transmission Company related to construction of the Wausau, Wisconsin, to Duluth, Minnesota, transmission line, and the sale of Peoples Energy Production Company);

- The direct or indirect effects of terrorist incidents, natural disasters or responses to such events;

- Financial market conditions and the results of financing efforts, including credit ratings, and risks associated with commodity prices (particularly natural gas and electricity), interest rates and counterparty credit;

- Weather and other natural phenomena, in particular the effect of weather on natural gas and electricity sales;

- The effect of accounting pronouncements issued periodically by standard-setting bodies; and

- Other factors discussed in the 2006 Annual Report on Form 10-K and in other reports filed by Integrys Energy Group from time to time with the Securities and Exchange Commission.

About Integrys Energy Group, Inc.

Integrys Energy Group, Inc. (NYSE: TEG), headquartered in Chicago, Illinois, is a holding company for energy related subsidiaries, which includes regulated utilities and nonregulated subsidiaries.

The six regulated utilities consist of:

- **The Peoples Gas Light and Coke Company** is a natural gas utility serving more than 840,000 customers in the City of Chicago.
- **Wisconsin Public Service Corporation** is an electric and natural gas utility serving approximately 429,000 electric customers and 312,000 natural gas customers in northeastern Wisconsin and an adjacent portion of Michigan's Upper Peninsula.
- **Minnesota Energy Resources Corporation** is a natural gas utility serving approximately 207,000 customers throughout Minnesota.
- **Michigan Gas Utilities Corporation** is a natural gas utility serving approximately 166,000 customers in lower Michigan.
- **North Shore Gas Company** is a natural gas utility serving approximately 158,000 customers in the northern suburbs of Chicago.
- **Upper Peninsula Power Company** is an electric utility that serves approximately 52,000 customers in Michigan's Upper Peninsula.

The nonregulated subsidiaries include:

- **Integrys Energy Services, Inc.** is a diversified nonregulated energy supply and services company serving commercial, industrial, and wholesale customers and aggregated groups of residential customers. Its principal market is the northeast quadrant of the United States and adjacent portions of Canada. Its principal operations are in Colorado, Illinois, Maine, Michigan, New York, Ohio, Texas, Virginia, and Wisconsin in the United States and Alberta, Ontario, and Quebec in Canada. Integrys Energy Services also owns and operates nonregulated electric generation facilities.
- **Peoples Energy Production Company** is primarily engaged in the acquisition and development of proven onshore natural gas reserves with upside potential in a limited number of strategic supply basins. Value is then added through drilling programs, production enhancements, and reservoir optimization.

More information about Integrys Energy Group, Inc. is available online at www.integrysgroup.com.

- Unaudited Financial Statements to Follow -

INTEGRYS ENERGY GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)	Three Months Ended June 30		Six Months Ended June 30	
(Millions, except per share data)	2007	2006	2007	2006
Nonregulated revenue	$1,649.9	$1,125.8	$3,426.7	$2,682.4
Utility revenue	711.8	349.5	1,681.6	788.6
Total revenues	2,361.7	1,475.3	5,108.3	3,471.0
Nonregulated cost of fuel, natural gas, and purchased power	1,650.9	1,072.0	3,314.6	2,543.6
Utility cost of fuel, natural gas, and purchased power	420.2	171.4	1,072.0	440.5
Operating and maintenance expense	251.9	120.4	438.6	238.5
Depreciation and amortization expense	50.6	29.3	90.8	56.5
Taxes other than income taxes	22.0	14.6	43.1	29.2
Operating income (loss)	(33.9)	67.6	149.2	162.7
Miscellaneous income	21.6	14.5	33.9	23.2
Interest expense	(42.6)	(22.4)	(79.0)	(40.7)
Minority interest	-	1.2	0.1	2.4
Other expense	(21.0)	(6.7)	(45.0)	(15.1)
Income (loss) before taxes	(54.9)	60.9	104.2	147.6
Provision (benefit) for income taxes	(15.3)	19.0	26.6	46.4
Income (loss) from continuing operations	(39.6)	41.9	77.6	101.2
Discontinued operations, net of tax	24.0	(6.2)	47.0	(4.6)
Income (loss) before preferred stock dividends of subsidiary	(15.6)	35.7	124.6	96.6
Preferred stock dividends of subsidiary	0.8	0.8	1.6	1.6
Income (loss) available for common shareholders	($16.4)	$34.9	$123.0	$95.0
Average shares of common stock				
Basic	76.0	42.2	66.8	41.2
Diluted	76.0	42.2	67.1	41.3
Earnings (loss) per common share -- basic				
Income (loss) from continuing operations	($0.53)	$0.97	$1.14	$2.42
Discontinued operations, net of tax	$0.31	($0.14)	$0.70	($0.11)
Earnings (loss) per common share -- basic	($0.22)	$0.83	$1.84	$2.31
Earnings (loss) per common share -- diluted				
Income (loss) from continuing operations	($0.53)	$0.97	$1.13	$2.41
Discontinued operations, net of tax	$0.31	($0.14)	$0.70	($0.11)
Earnings (loss) per common share -- diluted	($0.22)	$0.83	$1.83	$2.30
Dividends per common share declared	$0.660	$0.565	$1.243	$1.130

INTEGRYS ENERGY GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)	June 30	December 31
(Millions)	2007	2006
Assets		
Cash and cash equivalents	$31.7	$23.2
Restricted cash	-	22.0
Accounts receivable - net of reserves of $69.9 and $17.0, respectively	1,190.2	1,037.3
Accrued unbilled revenues	208.8	184.8
Inventories	651.7	456.3
Current assets from risk management activities	898.5	1,068.6
Deferred income taxes	13.2	-
Assets held for sale	828.4	6.1
Other current assets	129.2	129.1
Current assets	3,951.7	2,927.4
Property, plant, and equipment, net of accumulated depreciation of $2,584.0 and $1,427.8,		
respectively	4,325.0	2,534.8
Regulatory assets	1,241.2	417.8
Long-term assets from risk management activities	419.5	308.2
Goodwill	946.8	303.9
Pension assets	89.4	-
Other	406.8	369.6
Total assets	$11,380.4	$6,861.7
Liabilities and Shareholders' Equity		
Short-term debt	$865.6	$722.8
Current portion of long-term debt	54.9	26.5
Accounts payable	1,154.0	949.4
Current liabilities from risk management activities	899.8	1,001.7
Deferred income taxes	-	3.1
Liabilities held for sale	46.3	-
Other current liabilities	434.6	202.9
Current liabilities	3,455.2	2,906.4
Long-term debt	2,142.7	1,287.2
Deferred income taxes	536.6	97.6
Deferred investment tax credits	38.9	13.6
Regulatory liabilities	304.3	301.7
Environmental remediation liabilities	637.3	95.8
Pension and postretirement benefit obligations	384.6	188.6
Long-term liabilities from risk management activities	367.9	264.7
Asset retirement obligations	136.7	10.1
Other	153.1	111.3
Long-term liabilities	4,702.1	2,370.6
Commitments and contingencies		
Preferred stock of subsidiary with no mandatory redemption	51.1	51.1
Common stock equity	3,172.0	1,533.6
Total liabilities and shareholders' equity	$11,380.4	$6,861.7

INTEGRYS ENERGY GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)	Six Months Ended June 30	
(Millions)	2007	2006
Operating Activities		
Net income before preferred stock dividends of subsidiary	$124.6	$96.6
Adjustments to reconcile net income to net cash provided by operating activities		
Discontinued operations, net of tax	(47.0)	4.6
Depreciation and amortization	90.8	56.5
Recovery of Kewaunee outage expenses	5.1	6.3
Refund of non-qualified decommissioning trust	(27.3)	(30.0)
Recoveries and refunds of other regulatory assets and liabilities	17.9	13.0
Unrealized gains on nonregulated energy contracts	(6.7)	(33.0)
Pension and postretirement expense	35.4	25.7
Pension and postretirement funding	(4.4)	(2.7)
Deferred income taxes and investment tax credit	18.2	8.0
Gains due to settlement of contracts pursuant to the merger with PEC	(4.0)	-
Gain on the sale of interest in Guardian Pipeline, LLC	•	(6.2)
Gain on the sale of WPS ESI Gas Storage, LLC	•	(9.0)
Gain on the sale of partial interest in synthetic fuel operation	(1.4)	(3.5)
Equity income, net of dividends	1.6	5.8
Other	(2.6)	15.4
Changes in working capital		
Receivables, net	548.5	375.6
Inventories	(57.2)	(168.1)
Other current assets	62.6	3.0
Accounts payable	(249.0)	(384.7)
Other current liabilities	(154.5)	(1.1)
Net cash provided by (used for) operating activities	350.6	(27.8)
Investing Activities		
Capital expenditures	(155.0)	(153.6)
Proceeds from the sale of property, plant and equipment	2.3	2.4
Purchase of equity investments and other acquisitions	(34.9)	(41.5)
Proceeds on the sale of interest in Guardian Pipeline, LLC	•	38.5
Proceeds on the sale of WPS ESI Gas Storage, LLC	•	19.9
Cash paid for transaction costs pursuant to the merger with PEC	(13.8)	-
Acquisition of natural gas operations in Michigan and Minnesota, net of liabilities assumed	1.7	(317.9)
Restricted cash for repayment of long-term debt	22.0	-
Restricted cash for acquisition	•	(333.3)
Transmission interconnection	(23.9)	(1.8)
Other	6.4	2.1
Net cash used for investing activities	(195.2)	(785.2)
Financing Activities		
Short-term debt, net	(66.3)	738.0
Gas loans, net	(7.5)	(43.1)
Repayment of long-term debt	(25.0)	(1.4)
Payment of dividends		
Preferred stock	(1.6)	(1.6)
Common stock	(76.9)	(46.7)
Issuance of common stock	25.2	151.9
Other	2.1	0.3
Net cash provided by (used for) financing activities	(150.0)	797.4
Change in cash and cash equivalents - continuing operations	5.4	(15.6)
Change in cash and cash equivalents - discontinued operations		
Net cash provided by operating activities	40.1	23.1
Net cash provided by (used for) investing activities	(37.0)	(17.7)
Change in cash and cash equivalents	8.5	(10.2)
Cash and cash equivalents at beginning of period	23.2	27.7
Cash and cash equivalents at end of period	$31.7	$17.5

Diluted Earnings Per Share Information – Non-GAAP Financial Information

Non-GAAP Financial Information

Integrys Energy Group prepares financial statements in accordance with accounting principles generally accepted in the United States (GAAP). Along with this information, we disclose and discuss diluted earnings per share (EPS) from continuing operations - adjusted, which is a non-GAAP measure. Management uses the measure in its internal performance reporting and for reports to the Board of Directors. We disclose this measure in our quarterly earnings releases, on investor conference calls, and during investor conferences and related events. Management believes that diluted EPS from continuing operations - adjusted is a useful measure for providing investors with additional insight into our operating performance because it eliminates the effects of certain items that are not comparable from one period to the next. Therefore, this measure allows investors to better compare our financial results from period to period. The presentation of this additional information is not meant to be considered in isolation or as a substitute for our results of operations prepared and presented in conformance with GAAP.

Actual Quarter and Year-to-Date for Periods Ended June 30, 2007 and 2006

	Three Months Ended June 30		Six Months Ended June 30	
	2007	**2006**	**2007**	**2006**
Diluted EPS from continuing operations	$(0.53)	$0.97	$1.13	$2.41
Diluted EPS from discontinued operations	0.31	(0.14)	0.70	(0.11)
Total Diluted EPS	$(0.22)	$0.83	$1.83	$2.30
Average Shares of Common Stock - Diluted	76.0	42.2	67.1	41.3

Information on Special Items:

Diluted earnings per share from continuing operations, as adjusted for special items and their financial impact on diluted earnings per share from continuing operations for the three and six months ended June 30, 2007 and 2006 are as follows:

Diluted EPS from continuing operations	$(0.53)	$0.97	$1.13	$2.41
Adjustments (net of taxes):				
Asset sales (gains)/losses	0.00	(0.22)	0.00	(0.22)
External transition costs related to MGUC and MERC acquisitions	0.00	0.06	0.01	0.12
Integrys Energy Services power contract in Maine liquidated in 2005	0.00	0.02	0.00	0.05
External transition costs related to Peoples Energy merger	0.02	0.00	0.03	0.00
Impacts of purchase accounting adjustments due to Peoples Energy merger	0.04	0.00	0.07	0.00
Synfuel - realized and unrealized oil option gains, tax credits, production costs, premium amortization, deferred gain recognition, and royalties	0.20	(0.20)	(0.06)	(0.44)
Diluted EPS from continuing operations – adjusted	$(0.27)	$0.63	$1.18	$1.92
Weather impact - regulated utilities (as compared to normal)				
Electric impact – favorable/(unfavorable)	$ 0.01	$(0.04)	$0.00	$(0.07)
Natural gas impact – favorable/(unfavorable)	(0.02)	(0.04)	(0.09)	(0.09)
Total weather impact	$(0.01)	$(0.08)	$(0.09)	$(0.16)

Diluted Earnings Per Share Information – Non-GAAP Financial Information

Actual 2006 with 2007 and 2008 Forecasts

	Actual 2006	Potential 2007 Diluted EPS Ranges		Potential 2008 Diluted EPS Ranges	
		Low Scenario	High Scenario	Low Scenario	High Scenario
Diluted EPS from continuing operations	$3.50	$2.49	$2.59	$3.67	$3.89
Diluted EPS from discontinued operations	0.17	1.04	1.39	-	-
Total Diluted EPS	$3.67	$3.53	$3.98	$3.67	$3.89
Average Shares of Common Stock – Diluted	42.4	71.8	71.8	76.7	76.7

Information on Special Items:

Diluted earnings per share from continuing operations, as adjusted for special items and their financial impact on the actual 2006 diluted earnings per share from continuing operations and the 2007 and 2008 diluted earnings per share from continuing operations guidance are as follows:

Diluted EPS from continuing operations	**$3.50**	**$2.49**	**$2.59**	**$3.67**	**$3.89**
Adjustments (net of taxes):					
Asset sales (gains)/losses	(0.22)	(0.01)	(0.01)	-	-
External transition costs related to MGUC and MERC acquisitions	0.27	-	-	-	-
Integrys Energy Services power contract in Maine liquidated in 2005	0.09	0.01	0.01	-	-
External transition costs related to Peoples Energy merger	0.03	0.26	0.26	0.16	0.16
Impacts of purchase accounting adjustments due to Peoples Energy merger	0.00	0.13	0.13	0.08	0.08
Synfuel - realized and unrealized oil option gains, tax credits, production costs, premium amortization, deferred gain recognition, and royalties	(0.47)	(0.28)	(0.28)	-	-
Diluted EPS from continuing operations – adjusted	$3.20	$2.60	$2.70	$3.91	$4.13

Weather impact - regulated utilities (as compared to normal)					
Electric impact – favorable/(unfavorable)	$(0.05)	$ -	$ -	$ -	$ -
Natural gas impact – favorable/(unfavorable)	(0.13)	(0.08)	(0.08)		
Total weather impact	$(0.18)	$(0.08)	$(0.08)	$ -	$ -

Integrys Energy Group

Supplemental Quarterly Financial Highlights
(millions, except per share amounts and Integrys Energy Services natural gas sales volumes)

	2006					2007		
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year Ended	1st Qtr	2nd Qtr	YTD
Regulated Electric Utility Segment								
Revenues	$ 256.4	$ 262.4	$ 315.0	$ 265.6	$ 1,099.4	$ 299.2	$ 305.2	$ 604.4
year-over-year change	*5.1%*	*9.2%*	*5.5%*	*4.4%*	*6.0%*	*16.7%*	*16.3%*	*16.5%*
Fuel and purchased power costs	125.7	118.8	163.5	143.0	551.0	150.3	160.4	310.7
Margins	130.7	143.6	151.5	122.6	548.4	$ 148.9	$ 144.8	$ 293.7
year-over-year change	*-20.0%*	*-10.8%*	*2.0%*	*2.2%*	*-7.5%*	*13.9%*	*0.8%*	*7.1%*
margins/revenues	*51.0%*	*54.7%*	*48.1%*	*46.2%*	*49.9%*	*49.8%*	*47.4%*	*48.6%*
Operating and maintenance expense[2]	69.8	69.8	63.4	62.3	265.3	83.9	83.5	167.4
Depreciation and amortization	19.2	19.6	19.7	20.0	78.5	20.2	20.4	40.6
Taxes other than income	10.5	10.3	10.2	10.6	41.6	10.9	10.7	21.6
Operating Income	31.2	43.9	58.2	29.7	163.0	33.9	30.2	64.1
year-over-year change	*-24.5%*	*N/M[1]*	*17.8%*	*N/M[1]*	*107.1%*	*8.7%*	*-31.2%*	*-14.6%*
Income available for common shareholders	$ 15.5	$ 23.4	$ 31.0	$ 15.6	$ 85.5	$ 16.5	$ 15.0	31.5
Sales in kilowatt-hours	3,829.3	3,777.0	4,221.5	4,097.5	15,925.3	3,935.5	3,908.3	7,843.8
year-over-year change	*4.0%*	*-0.7%*	*0.3%*	*3.2%*	*1.7%*	*2.8%*	*3.5%*	*3.1%*
Residential	793.6	697.9	847.9	805.4	3,144.8	838.6	723.5	1,562.1
Commercial and industrial	2,085.7	2,065.5	2,291.1	2,202.9	8,645.2	2,103.2	2,162.5	4,265.7
Resale	938.3	1,005.1	1,073.0	1,076.7	4,093.1	981.7	1,013.8	1,995.5
Other	11.7	8.5	9.5	12.5	42.2	12.0	8.5	20.5
Notes:								
[1]Not meaningful								
[2]External costs to achieve allocated (related to the merger with PEC)	*N/A*	*N/A*	*N/A*	*N/A*	*N/A*	$ 4.8	$ 0.8	$ 5.6
Regulated Natural Gas Utility Segment								
Revenues	$ 193.0	$ 95.6	$ 91.1	$ 297.2	$ 676.9	$ 681.8	$ 417.8	$ 1,099.6
year-over-year change	*10.5%*	*6.5%*	*26.9%*	*60.0%*	*29.7%*	*253.3%*	*337.0%*	*281.0%*
Purchased gas costs	148.2	62.0	58.1	225.5	493.8	509.9	$ 273.2	$ 783.1
Margins	44.8	33.6	33.0	71.7	183.1	171.9	144.6	316.5
year-over-year change	*-3.2%*	*42.4%*	*71.9%*	*102.0%*	*47.0%*	*283.7%*	*330.4%*	*303.7%*
margins/revenues	*23.2%*	*35.1%*	*36.2%*	*24.1%*	*27.0%*	*25.2%*	*34.6%*	*28.8%*
Operating and maintenance expense[3],[4]	24.0	31.5	30.2	35.6	121.3	75.9	114.9	190.8
Depreciation and amortization	5.5	7.5	9.8	9.9	32.7	16.7	26.8	43.5
Taxes other than income	1.7	2.7	4.1	3.3	11.8	6.6	8.6	15.2
Operating Income	13.6	(8.1)	(11.1)	22.9	17.3	72.7	(5.7)	67.0
year-over-year change	*-44.5%*	*N/M[1]*	*184.6%*	*133.7%*	*-41.9%*	*434.6%*	*-29.6%*	*1118.2%*
Income available for common shareholders	$ 6.7	$ (7.5)	$ (11.0)	$ 9.5	$ (2.3)	$ 35.2	$ (4.0)	$ 31.2
Total throughput in therms[5],[6]	266.9	194.9	275.0	530.5	1,267.3	1,014.7	637.1	1,651.8
year-over-year change	*-13.5%*	*19.9%*	*113.8%*	*133.3%*	*53.2%*	*280.2%*	*226.9%*	*257.7%*
Residential[5],[6]	97.8	47.6	32.8	173.3	351.5	437.7	213.1	650.8
Commercial and industrial[5],[6]	58.5	21.5	22.8	87.8	190.6	177.1	66.0	243.1
Interruptible[5],[6]	6.3	7.0	7.5	19.3	40.1	23.7	8.2	31.9
Interdepartmental[5],[6]	4.5	4.4	8.9	9.8	27.6	5.0	9.7	14.7
Transport[5],[6]	99.8	114.4	203.0	240.3	657.5	371.2	340.1	711.3
Notes:								
[3]External transition costs associated with the integration of MGUC and MERC	$ 4.1	$ 4.1	$ 2.3	$ 1.3	$ 11.8	$ 0.5	$ -	$ 0.5
[4]External costs to achieve allocated (related to the merger with PEC)	*N/A*	*N/A*	*N/A*	*N/A*	*N/A*	$ 2.0	$ 0.4	$ 2.4
[5]Throughput in therms related to MGUC and MERC								
Residential	*N/A*	17.6	17.8	99.1	134.5	161.3	28.5	189.8
Commercial and industrial	*N/A*	7.8	10.8	47.5	66.1	82.9	16.5	99.4
Interruptible	*N/A*	-	2.9	12.7	15.6	17.5	3.6	21.1
Transport	*N/A*	40.7	135.1	149.4	325.2	147.8	111.2	259.0
Total	*N/A*	66.1	166.6	308.7	541.4	409.5	159.8	569.3
[6]Throughput in therms related to Peoples Gas and North Shore Gas								
Residential	*N/A*	*N/A*	*N/A*	*N/A*	*N/A*	164.2	151.4	315.6
Commercial and industrial	*N/A*	*N/A*	*N/A*	*N/A*	*N/A*	32.9	31.2	64.1
Interruptible	*N/A*	*N/A*	*N/A*	*N/A*	*N/A*	-	-	-
Transport	*N/A*	*N/A*	*N/A*	*N/A*	*N/A*	116.5	152.9	269.4
Total	*N/A*	*N/A*	*N/A*	*N/A*	*N/A*	313.6	335.5	649.1

Integrys Energy Group

Supplemental Quarterly Financial Highlights

(millions, except per share amounts and Integrys Energy Services natural gas sales volumes)

	2006 1st Qtr	2006 2nd Qtr	2006 3rd Qtr	2006 4th Qtr	2006 Year Ended	2007 1st Qtr	2007 2nd Qtr	2007 YTD
Nonregulated Segment - Integrys Energy Services								
Nonregulated revenues	$ 1,557.8	$ 1,130.4	$ 1,160.9	$ 1,310.0	$ 5,159.1	$ 1,775.4	$ 1,648.4	$ 3,423.8
year-over-year change	*48.5%*	*14.0%*	*-14.6%*	*-31.6%*	*-2.9%*	*14.0%*	*45.8%*	*27.4%*
Nonregulated cost of fuel, natural gas, and purchased power	1,478.4	1,076.1	1,139.1	1,284.4	4,978.0	1,666.7	1,649.9	3,316.6
Margins	79.4	54.3	21.8	25.6	181.1	108.7	(1.5)	107.2
year-over-year change	*90.4%*	*67.6%*	*-53.2%*	*-45.9%*	*7.8%*	*36.9%*	*-102.8%*	*-19.8%*
Margins/Revenues	*5.1%*	*4.8%*	*1.9%*	*2.0%*	*3.5%*	*6.1%*	*-0.1%*	*3.1%*
Margin Detail:								
- Electric and other margin	41.1	40.1	(9.4)	(11.3)	60.5	72.3	(20.1)	52.2
- Natural gas margin	38.3	14.2	31.2	36.9	120.6	36.4	18.6	55.0
Margins	79.4	54.3	21.8	25.6	181.1	108.7	(1.5)	107.2
Operating and maintenance expense[7]	20.5	16.6	17.0	27.4	81.5	31.6	44.3	75.9
Depreciation and amortization	2.4	2.3	2.3	2.4	9.4	2.8	2.8	5.6
Taxes other than income	2.3	1.4	1.4	2.1	7.2	2.7	1.7	4.4
Operating Income	54.2	34.0	1.1	(6.3)	83.0	71.6	(50.3)	21.3
year-over-year change	*180.8%*	*365.8%*	*-94.4%*	*N/M[1]*	*32.6%*	*32.1%*	*-247.9%*	*-75.9%*
Income available for common shareholders	$ 37.1	$ 13.4	$ 21.1	$ 0.7	$ 72.3	$ 79.7	$ (44.0)	$ 35.7
Gross Volumes (includes transactions both physically and financially settled)[8]								
- Wholesale electric sales volumes in kilowatt-hours	13,345.7	12,206.6	15,476.7	17,765.9	58,794.9	26,070.7	29,412.1	55,482.8
- Retail electric sales volumes in kilowatt-hours	1,139.1	1,304.8	1,989.7	2,120.5	6,554.1	2,487.0	3,467.5	5,954.5
- Wholesale natural gas sales volumes in billion cubic feet	106.4	87.7	100.7	107.4	402.2	112.3	112.4	224.7
- Retail natural gas sales volumes in billion cubic feet	73.7	78.4	76.7	85.7	314.5	111.9	87.4	199.3
Physical Volumes (includes only transactions settled physically)[8]								
- Wholesale electric sales volumes in kilowatt-hours	264.7	200.2	207.7	295.6	968.2	715.4	607.9	1,323.3
- Retail electric sales volumes in kilowatt-hours	931.6	1,035.2	1,266.0	1,332.8	4,565.6	2,439.4	3,419.8	5,859.2
- Wholesale natural gas sales volumes in billion cubic feet	100.9	81.9	95.9	94.8	373.5	97.9	105.5	203.4
- Retail natural gas sales volumes in billion cubic feet	69.5	61.8	61.2	71.5	264.0	91.5	73.5	165.0
Notes:								
[7]External costs to achieve allocated (related to the merger with PEC)	*N/A*	*N/A*	*N/A*	*N/A*	*N/A*	$ 2.0	$ 1.2	$ 3.2
[8]Gross Volumes from nonregulated marketing operations of Peoples Energy								
- Wholesale electric sales volumes in kilowatt-hours	*N/A*	*N/A*	*N/A*	*N/A*	*N/A*	-	-	-
- Retail electric sales volumes in kilowatt-hours	*N/A*	*N/A*	*N/A*	*N/A*	*N/A*	507.6	1,366.1	1,873.7
- Wholesale natural gas sales volumes in billion cubic feet	*N/A*	*N/A*	*N/A*	*N/A*	*N/A*	5.1	11.3	16.4
- Retail natural gas sales volumes in billion cubic feet	*N/A*	*N/A*	*N/A*	*N/A*	*N/A*	6.8	7.9	14.7
[8]Physical Volumes from nonregulated marketing operations of Peoples Energy								
- Wholesale electric sales volumes in kilowatt-hours	*N/A*	*N/A*	*N/A*	*N/A*	*N/A*	-	-	-
- Retail electric sales volumes in kilowatt-hours	*N/A*	*N/A*	*N/A*	*N/A*	*N/A*	507.6	1,366.1	1,873.7
- Wholesale natural gas sales volumes in billion cubic feet	*N/A*	*N/A*	*N/A*	*N/A*	*N/A*	4.9	11.2	16.1
- Retail natural gas sales volumes in billion cubic feet	*N/A*	*N/A*	*N/A*	*N/A*	*N/A*	6.8	7.9	14.7
Nonregulated Segment - Holding Company and Other								
American Transmission Company (ATC)								
Equity contributions to ATC related to the Wausau, WI to Duluth MN, transmission line	$ 16.1	$ 6.3	$ -	$ -	$ 22.4	$ 12.0	$ 12.9	$ 24.9
Other equity contributions to ATC	4.5	4.7	4.9	-	14.1	-	-	-
Percent ownership interest in ATC	*32.8%*	*32.7%*	*31.6%*	*30.7%*	*30.7%*	*31.3%*	*32.4%*	*32.4%*
After-tax equity earnings recognized from the investment in ATC	5.3	5.9	6.1	6.1	23.4	7.1	7.2	14.3
Income available for common shareholders[9]	$ 0.8	$ 5.6	$ (1.6)	$ (4.5)	$ 0.3	$ -	$ (6.2)	$ (6.2)
[9]External costs to achieve allocated (related to the merger with PEC)	*N/A*	*N/A*	*$ 0.5*	*$ 1.6*	*N/A*	$ (7.8)	$ -	$ (7.8)

Integrys Energy Group
Supplemental Quarterly Financial Highlights
(millions, except per share amounts and Integrys Energy
Services natural gas sales volumes)

	2006					2007		
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year Ended	1st Qtr	2nd Qtr	YTD
Other information:								
Heating and Cooling Degree Days - WPSC								
Heating Degree Days - Actual	3,322	779	244	2,440	6,785	3,552	850	4,402
period-over-period change	*-11.1%*	*-11.7%*	*114.0%*	*-8.6%*	*-8.3%*	*6.9%*	*9.1%*	*7.3%*
compared with normal	*-10.3%*	*-21.6%*	*3.4%*	*-10.6%*	*-11.5%*	*-3.9%*	*-14.2%*	*-6.1%*
Heating Degree Days - Normal	3,705	994	236	2,728	7,663	3,696	991	4,687
Cooling Degree Days - Actual	-	123	395	3	521	-	204	204
period-over-period change	*N/M[1]*	*-40.6%*	*-3.9%*	*-90.3%*	*-19.7%*	*N/M[1]*	*65.9%*	*65.9%*
compared with normal	*N/M[1]*	*-4.7%*	*14.8%*	*N/M[1]*	*10.1%*	*N/M[1]*	*46.8%*	*46.8%*
Cooling Degree Days - Normal	-	129	344	-	473	-	139	139
Heating Degree Days - MGUC								
Heating Degree Days - Actual	N/A	668	162	2,093	2,923	3,141	758	3,899
period-over-period change	*N/A*	*N/A*	*N/A*	*N/A*	*N/A*	*N/A*	*13.5%*	*N/A*
compared with normal	*N/A*	*-24.6%*	*-28.6%*	*-8.3%*	*-13.9%*	*-1.9%*	*-14.4%*	*-4.6%*
Heating Degree Days - Normal	N/A	886	227	2,282	3,395	3,203	886	4,089
Heating Degree Days - MERC								
Heating Degree Days - Actual (northern service territory)	N/A	N/A	169	3,033	3,202	3,827	754	4,581
Heating Degree Days - Normal (northern service territory)	N/A	N/A	259	3,026	3,285	3,962	907	4,869
compared with normal	*N/A*	*N/A*	*-34.7%*	*0.2%*	*-2.5%*	*-3.4%*	*-16.9%*	*-5.9%*
Heating Degree Days - Actual (southern service territory)	N/A	N/A	378	3,213	3,591	4,441	1,162	5,603
Heating Degree Days - Normal (southern service territory)	N/A	N/A	480	3,563	4,043	4,590	1,254	5,844
compared with normal	*N/A*	*N/A*	*-21.3%*	*-9.8%*	*-11.2%*	*-3.2%*	*-7.3%*	*-4.1%*
Heating Degree Days - Peoples Gas Light & Coke								
Heating Degree Days - Actual (for period from 02/21 - 06/30)	N/A	N/A	N/A	N/A	N/A	925	677	1,602
Heating Degree Days - Normal (for period from 02/21 - 06/30)	N/A	N/A	N/A	N/A	N/A	1,085	768	1,853
compared with normal	*N/A*	*N/A*	*N/A*	*N/A*	*N/A*	*-14.7%*	*-11.8%*	*-13.5%*
Heating Degree Days - North Shore Gas								
Heating Degree Days - Actual (for period from 02/21 - 06/30)	N/A	N/A	N/A	N/A	N/A	925	677	1,602
Heating Degree Days - Normal (for period from 02/21 - 06/30)	N/A	N/A	N/A	N/A	N/A	1,085	768	1,853
compared with normal	*N/A*	*N/A*	*N/A*	*N/A*	*N/A*	*-14.7%*	*-11.8%*	*-13.5%*
Diluted Earnings per Share Impact -								
favorable/(unfavorable) - WPSC								
Heating compared with prior year								
Electric impact	$ (0.03)	$ (0.01)	$ -	$ (0.01)	$ (0.05)	$ 0.01	$ -	$ 0.01
Gas impact	(0.05)	(0.02)	0.02	(0.02)	(0.07)	0.02	0.01	0.03
Heating compared with normal								
Electric impact	(0.03)	(0.02)	-	(0.02)	(0.07)	(0.01)	(0.01)	(0.02)
Gas impact	(0.05)	(0.04)	-	(0.04)	(0.13)	(0.02)	(0.01)	(0.03)
Cooling compared with prior year								
Electric impact	-	(0.11)	(0.02)	(0.02)	(0.15)	-	0.03	0.03
Gas impact	-	-	-	-	-	-	-	-
Cooling compared with normal								
Electric impact	-	(0.02)	0.04	-	0.02	-	0.02	0.02
Gas impact	-	-	-	-	-	-	-	-
Diluted Earnings per Share Impact -								
favorable/(unfavorable) - MGUC								
Heating compared with normal - gas impact	N/A	$ (0.01)	$ -	$ (0.01)	(0.02)	-	-	-
Heating compared with prior year - gas impact	N/A	N/A	N/A	N/A	N/A	N/A	-	-
Diluted Earnings per Share Impact -								
favorable/(unfavorable) - MERC								
Heating compared with normal - gas impact	N/A	N/A	$ (0.01)	$ (0.02)	$ (0.03)	-	-	(0.01)
Diluted Earnings per Share Impact -								
favorable/(unfavorable) - Peoples Gas Light & Coke								
Heating compared with normal - gas impact (for period from 02/21 - 06/30)	N/A	N/A	N/A	N/A	N/A	(0.04)	(0.01)	(0.04)
Diluted Earnings per Share Impact -								
favorable/(unfavorable) - North Shore Gas								
Heating compared with normal - gas impact (for period from 02/21 - 06/30)	N/A	N/A	N/A	N/A	N/A	(0.01)	-	(0.01)

Notes:_____

[10] Note that UPPCO weather information was not included in the
above table as it did not have a significant impact on financial results

Integrys Energy Group
Supplemental Quarterly Financial Highlights
  (millions, except per share amounts and Integrys Energy
  Services natural gas sales volumes)

		2006						2007		
	1st Qtr		2nd Qtr	3rd Qtr	4th Qtr	Year Ended		1st Qtr	2nd Qtr	YTD
Other information:										
Capital Expenditures										
Weston 4	$ 35.2	$	41.7 $	44.0 $	26.0 $	146.9	$	21.0	21.4	42.4
Other regulated utility expenditures	28.7		45.8	54.4	60.7	189.6		30.4	66.6	97.0
Integrys Energy Services	1.1		1.1	3.3	-	5.5		1.1	6.4	7.5
Other	N/A		N/A	N/A	N/A	N/A		5.1	3.0	8.1
Total Capital Expenditures	$ 65.0	$	88.6 $	101.7 $	86.7 $	342.0	$	57.6 $	97.4 $	155.0
Impact of Synthetic Fuel Activities on Results of Operations										
Nonregulated revenue:										
Mark-to-market gains (losses) on 2006 oil options	$ 6.0	$	11.7 $	(15.8) $	(5.9) $	(4.0)	$	- $	- $	-
Net realized gains on 2006 oil options	2.0		-	-	0.1	2.1		-	-	-
Mark-to-market gains (losses) on 2007 oil options	2.4		2.6	(2.2)	(3.3)	(0.5)		1.0	0.2	1.2
Miscellaneous income										
Operating losses - synthetic fuel facility	(4.7)		(8.2)	(5.7)	(5.3)	(23.9)		(4.6)	(5.0)	(9.6)
Variable payments recognized	0.9		1.0	1.3	-	3.2		0.1	-	0.1
Royalty income recognized	-		-	-	-	-		0.1	(0.1)	-
Deferred gain recognized	0.6		0.5	0.6	0.6	2.3		0.6	0.5	1.1
Interest recognized on fixed note receivable	0.3		0.2	0.2	0.2	0.9		0.1	0.1	0.2
Minority Interest	1.2		1.2	1.4	-	3.8		0.1	(0.1)	-
Income (loss) before taxes and tax credits related to synthetic fuel activities	8.7		9.0	(20.2)	(13.6)	(16.1)		(2.6)	(4.4)	(7.0)
Estimated provision (benefit) for income taxes (40%)	3.5		3.6	(8.1)	(5.4)	(6.4)		1.0	1.8	2.8
Income (loss) before tax credits related to synthetic fuel activities	5.2		5.4	(12.1)	(8.2)	(9.7)		(1.6)	(2.6)	(4.2)
Section 29/45K federal tax credits recognized	4.5		3.1	12.4	9.5	29.5		20.6	(12.6)	8.0
Total impact on income available for common shareholders	$ 9.7	$	8.5 $	0.3 $	1.3 $	19.8	$	19.0 $	(15.2) $	3.8
Statistics from the Oil and Gas Production Segment										
Earnings realized by the oil and gas segment (most recorded as discontinued operations)	N/A		N/A	N/A	N/A	N/A	$	8.0	22.8	30.8
Total production - gas equivalent (Mmcfe)[11]	N/A		N/A	N/A	N/A	N/A		2,768.0	6,579.1	9,347.4
Daily average gas production (MMcfd)	N/A		N/A	N/A	N/A	N/A		64.4	66.1	65.6
Daily average oil production (MBd)	N/A		N/A	N/A	N/A	N/A		1.4	1.0	1.1
Daily average production - gas equivalent (MMcfed)[11]	N/A		N/A	N/A	N/A	N/A		72.9	72.3	72.5
Gas production as a percentage of total production	N/A		N/A	N/A	N/A	N/A		88%	91%	91%
Gas average sales price ($/Mcf)	N/A		N/A	N/A	N/A	N/A	$	6.9 $	7.54 $	7.4
Oil average sales price ($/Bbl)	N/A		N/A	N/A	N/A	N/A	$	56.3 $	59.8 $	58.5

Notes:

[11] Oil production is converted to gas equivalents based on a
conversion of six Mcf of gas per barrel of oil

Integrys Energy Services
Supplemental Gross Margin Detail
(millions, except per unit margins and volumes delivered)

	Quarter-to-date			Year-to-date		
	2007	2006	Change	2007	2006	Change
Natural Gas						
Retail						
Realized margins (1)	$ 6.5	$ 6.8	$ (0.3)	$ 34.0	$ 26.5	$ 7.5
Unrealized gain/(loss) (2)	3.6	8.6	(5.0)	(17.6)	13.7	(31.3)
Effect of purchase accounting on realized margins (3)	(2.6)	-	(2.6)	(5.6)	-	(5.6)
Effect of purchase accounting on unrealized margins (3)	0.9	-	0.9	2.8	-	2.8
	8.4	15.4	(7.0)	13.6	40.2	(26.6)
Wholesale						
Realized margins (1)	12.1	12.7	(0.6)	26.0	24.5	1.5
Unrealized gain/(loss) (2)	(4.1)	(13.9)	9.8	12.6	(12.2)	24.8
Effect of purchase accounting on realized margins (3)	2.0	-	2.0	2.5	-	2.5
Effect of purchase accounting on unrealized margins (3)	0.2	-	0.2	0.3	-	0.3
	10.2	(1.2)	11.4	41.4	12.3	29.1
Total Natural Gas Margins	18.6	14.2	4.4	55.0	52.5	2.5
Electric and Other						
Retail						
Realized margins (1)	14.6	5.3	9.3	16.5	4.6	11.9
Unrealized gain/(loss) (2)	(31.7)	(4.9)	(26.8)	8.8	(8.7)	17.5
Effect of purchase accounting on realized margins (3)	(8.4)	-	(8.4)	(12.1)	-	(12.1)
Effect of purchase accounting on unrealized margins (3)	1.9	-	1.9	2.6	-	2.6
	(23.6)	0.4	(24.0)	15.8	(4.1)	19.9
Wholesale Trading and Structured Origination (4)						
Realized margins (1)	23.7	30.4	(6.7)	39.2	45.1	(5.9)
Unrealized gain/(loss) (2)	(20.4)	(5.0)	(15.4)	(4.0)	15.5	(19.5)
	3.3	25.4	(22.1)	35.2	60.6	(25.4)
Oil option activity						
Unrealized gain/(loss)	0.2	14.3	(14.1)	1.2	24.7	(23.5)
Total Electric and Other Margins	(20.1)	40.1	(60.2)	52.2	81.2	(29.0)
Total Gross Margin	$ (1.5)	$ 54.3	$ (55.8)	$ 107.2	$ 133.7	$ (26.5)

Volumes Delivered (includes only transactions settled physically for the periods shown)

Retail Natural Gas (in billion cubic feet)	73.5	61.8	11.7	165.1	131.3	33.8
Realized per unit margins ($ per dekatherm)	$ 0.09	$ 0.11	$ (0.02)	$ 0.21	$ 0.20	$ 0.01
Retail Electric (in kilowatt hours)	3,419.8	1,035.2	2,384.6	5,859.3	1,966.8	3,892.5
Realized per unit margins ($ per megawatt hour)	$ 4.27	$ 5.12	$ (0.85)	$ 2.82	$ 2.34	$ 0.48

Definitions

(1) Realized margins - Represents physical sales, net of physical purchases and the cash settlement of financial contracts (i.e. forwards, futures and swaps).

(2) Unrealized gain/(loss) - Represents the non-cash change in fair value of contracts that are deemed to be derivative instruments as defined by Financial Accounting Standards Board Statement No. 133 "Accounting for Derivative Instruments". Mark-to-market gain/loss is another frequently used term to describe this activity.

(3) Effect of purchase accounting - Represents the attribution of purchase price related to the contracts aquired via the Peoples merger. The value of the the contracts (calculated as of the merger date) is reversed through gross margin in the month of settlement. A portion of this impact runs through unrealized gains and loss and another portion runs through realized margins. Both are noncash impacts that are broken out above in order to help reconcile to the 10Q year-over-year variance discussion. This schedule excludes the amortization of intangibles identified as part of the merger (i.e. customer list) which is included in operating expenses.

(4) Wholesale Trading and Structured Origination - Captures our proprietary trading activity, structured origination activity and optimization of our plants and customer load. Varaince explanations are captured in three line items in the 10-Q (1) Realized gains on structured origination contracts (2) Liquidation of an electric supply contract in 2005 and (3) All other wholesale electric operations.